Exhibit 99.2

EXECUTION VERSION

August 7, 2019

PG&E Corporation

77 Beale Street

P.O. Box 770000

San Francisco, California 94177

Re: Chapter 11 Plan Backstop Commitment Letter

Ladies and Gentlemen:

Reference is hereby made to the chapter 11 bankruptcy cases, lead case no. 19-30088 (the “Chapter 11 Cases”), currently pending before the United States Bankruptcy Court for the District of Northern California (the “Bankruptcy Court”), in which PG&E Corporation (“PG&E” or the “Company”) and Pacific Gas and Electric Company (the “Utility” and together with PG&E, the “Debtors”) are debtors in possession. Reference is further made to (i) a Chapter 11 plan of reorganization (the “Plan”) to be filed with the Bankruptcy Court to implement the terms and conditions of the reorganization of the Debtors contemplated by a plan term sheet that is approved in writing by the undersigned Backstop Party in its sole discretion (the “Backstop Party”) that contemplates that all subrogation claims and wildfire claims shall not exceed $16 billion in the aggregate (the “Plan Term Sheet”) and (ii) a disclosure statement that will accompany the Plan (the “Disclosure Statement”). Capitalized terms used in this backstop commitment letter (this “Backstop Commitment Letter”) but not otherwise defined shall have the meanings ascribed to them in the Plan Term Sheet.

The Plan, among other things, shall provide that PG&E shall distribute transferable rights (the “Rights”) to existing holders of PG&E common stock (“Existing Shareholders”) to purchase shares of common stock (“New Common Stock”) issued by Reorganized PG&E on the Effective Date (as defined in the Plan Term Sheet) with cash, for aggregate maximum proceeds to Reorganized PG&E of $15 billion (the “Rights Offering”).

In order to facilitate the Rights Offering, pursuant to this Backstop Commitment Letter, and subject to the terms, conditions and limitations set forth herein and in consideration for the Backstop Commitment Payment, the Backstop Party is willing to purchase, on the Effective Date, an amount of New Common Stock up to its Backstop Commitment Amount (as defined herein) at the Backstop Price (as defined herein).

1.    Rights Offering.

a.    PG&E shall make the Rights Offering pursuant to the Plan, subject to such terms and conditions as may be included in the documents governing the Rights Offering that are acceptable to the Backstop Party in its sole discretion. The $15 billion aggregate size of the Rights Offering shall be reduced on a dollar-for-dollar basis by the sum of (i) the amount of proceeds in excess of $5 billion that PG&E receives from PG&E’s issuance of debt in connection with the Plan; (ii) the aggregate liquidation preference of preferred stock (“Mandatory Convertible Preferred Stock”) that is distributed to holders of wildfire claims or subrogation claims, on the terms and conditions set forth on Exhibit A pursuant to the Plan; and (iii) the principal amount of any other debt that is issued by the Debtors to fund obligations to wildfire claimants, subrogation claimants, and/or the Debtors’ initial contribution to the insurance fund created pursuant to Cal. Gov’t Code Sec. 3292(b)(3) pursuant to the Plan (the “Additional Capital Sources”).

b.    The Rights Offering shall be structured such that the Rights must be offered at a price above the applicable Rights Offering Price Threshold. “Rights Offering Price Threshold” means (i) 72.5% of the Baseline Share Price (as defined on Exhibit B) if the Debtors receive between $15 billion and $10 billion in proceeds from the exercise of Rights and Additional Capital Sources; (ii) 70.0% of the Baseline Share Price if the Debtors receive less than $10 billion and more than or equal to $5 billion in proceeds from the exercise of Rights and Additional Capital Sources; and (iii) 67.5% of the Baseline Share Price if the Debtors receive less than $5 billion in proceeds from the exercise of Rights and Additional Capital Sources.

c.    The consummation of the Rights Offering will occur pursuant to definitive written agreements consistent with the Plan Term Sheet and approved by Backstop Party, in the sole discretion of the Backstop Party, and will be subject to, among other things, (x) the negotiation, execution and delivery of such definitive agreements for the Rights Offering and the Plan, including, without limitation, all Backstop Commitment agreements, purchase agreements, investor rights agreements, registration rights agreements, revised certificates of incorporation and bylaws of Reorganized PG&E (which shall contain customary terms and conditions and customary ownership limitations in order to preserve the tax attributes of the Debtors after the Effective Date) and other similar agreements and documentation required to be entered into on the Effective Date under the terms of the Plan (collectively, the “Plan Documents”), in form and substance satisfactory to the Backstop Party, in its sole discretion, and (y) receipt of any necessary or advisable governmental, contractual, regulatory or other requisite consents or approvals in connection with the Rights Offering and the other transactions contemplated by the Plan.

d.    The Debtors shall give the Backstop Party, as soon as reasonably practicable, but in no event later than two (2) Business Days, after the entry of the Confirmation Order, by overnight mail, email or by electronic facsimile transmission, (i) written notification setting forth (A) the total number of shares of New Common Stock to be offered to Existing Shareholders in the Rights Offering pursuant to the exercise of Rights and the expected aggregate cash proceeds to be received by the Debtors therefor, (B) a calculation of the Backstop Price as of the targeted Effective Date, and (C) the targeted Effective Date and (ii) a subscription form to be completed by the Backstop Party, or other instructions, to facilitate the Backstop Party’s subscription for the New Common Stock.

2.    Backstop.

a.    Subject to the terms and conditions herein and the Plan Term Sheet (including without limitation the payment of fees to the Backstop Party described therein), the Backstop Party, solely on behalf of itself hereby, commits to purchase on the Effective Date an amount of New Common Stock at the Backstop Price (the “Backstop Commitment”) up to the dollar amounts set forth on Exhibit B hereto (the “Backstop Commitment Amount”).

b.    The Backstop Party will satisfy its Backstop Commitment by funding its Backstop Commitment obligations in accordance with the terms and subject to the conditions to be set forth in the Plan Documents governing the Rights Offering.

c.    The Debtors agree to pay the Backstop Party the Backstop Commitment Fee and any Backstop Funding Fee as set forth on Exhibit B. The provisions for the payment of the Backstop Commitment Fee, Backstop Funding Fee, and the other provisions provided herein are an integral part of the transactions contemplated by this Backstop Commitment Letter and without these provisions the Backstop Party would not have entered into this Backstop Commitment Letter, and the Backstop Commitment Fee and Backstop Funding Fee shall, pursuant to an order approving this Backstop Commitment Letter, constitute allowed administrative expenses of the Debtors’ estate under sections 503(b) and 507 of the Bankruptcy Code.

3.    Backstop Party Representations. The Backstop Party hereby represents and warrants, solely as to itself, that (a) it has all limited partnership, corporate or other power and authority necessary to execute, deliver and perform this Backstop Commitment Letter, (b) the execution, delivery and performance of this Backstop Commitment Letter by it has been duly and validly authorized and approved by all necessary limited partnership, corporate or other organizational action by it, (c) this Backstop Commitment Letter has been duly and validly executed and delivered by it and, assuming due execution and delivery by the other parties hereto, constitutes a valid and legally binding obligation of it, enforceable against it in accordance with the terms of this Backstop Commitment Letter, (d) the execution, delivery and performance by the Backstop Party of this Backstop Commitment Letter does not (i) violate the organizational documents of the Backstop Party or (ii) violate any applicable law or judgment, (e) as of the Effective Date, its Backstop Commitment will be less than the maximum amount that it or any of its affiliates that may provide the Backstop Commitment is permitted to invest in any one portfolio investment pursuant to the terms of its constituent documents or otherwise, and (f) it will have, in the aggregate, as of the Effective Date, available funds at least in the sum of its Backstop Commitment hereunder.

4.    Conditions to Backstop Party Commitment. The agreements and obligations of the Backstop Party pursuant to this Backstop Commitment Letter, including its Backstop Commitment, are further expressly conditioned upon and subject to the satisfaction or written waiver by the Backstop Party, in its sole discretion, at or prior to the Effective Date of each of the following conditions:

a.    the Debtors shall have received valid and enforceable additional Backstop Commitments from Existing Shareholders on the same terms and conditions as set forth in this Backstop Commitment Letter that in the aggregate result in total backstop commitments equal to the size of the Rights Offering less the total amount of Additional Capital Sources;

b.    the Backstop Party shall have completed, and be satisfied with the results of, diligence regarding the Debtors rate base and capital structure;

c.    the satisfaction of the other conditions set forth in the Plan Term Sheet and, other than the funding of the Rights Offering, the satisfaction of all of the other conditions to the Effective Date provided for in the Plan and the Plan Documents;

d.    all of the covenants and obligations that the Debtors are required to comply with or to perform pursuant to the Plan Documents at or prior to the Effective Date shall have been complied with and performed in all material respects, including the payment by the Debtors of all fees contemplated therein;

e.    the Plan Documents shall have been executed and delivered by each of the parties thereto in forms approved by the Backstop Party;

f.    the Bankruptcy Court shall have entered the Confirmation Order, such Confirmation Order shall be a final order, and such Confirmation Order shall authorize and approve the transactions contemplated herein and in the Plan Term Sheet and all other consideration and fees contemplated herein and in the Plan Term Sheet;

g.    no result, occurrence, fact, change, event, effect, violation, inaccuracy, or circumstance (whether or not constituting a breach of a representation, warranty or covenant set forth in the Plan or any Plan Document) that, individually or in the aggregate with any such other results, occurrences, facts, changes, events, effects, violations, inaccuracies, or circumstances, (i) would have or would reasonably be expected to have a material adverse effect on the business, operations, assets, liabilities, capitalization, financial performance, condition (financial or otherwise) or results of operations, in each case, of the Debtors as a whole, or (ii) would reasonably be expected to prevent or materially impair or delay the ability of the Debtors, the Backstop Party or the applicable parties thereto or referred to therein to consummate the transactions contemplated by this Backstop Commitment Letter, the Plan Term Sheet, the Plan or the other Plan Documents or perform their obligations hereunder or thereunder (each a “Material Adverse Effect”) shall have occurred; provided, however, that the filing of the Chapter 11 Cases, and the fact that the Debtors are operating in bankruptcy and the effects reasonably expected to result therefrom, shall not constitute a Material Adverse Effect;

h.    the Debtors shall have each operated its business in the ordinary course of business and consistent with its historical practices, other than any deviations from operations in the ordinary course of business pursuant to an order issued by the Bankruptcy Court; and

i.    the Debtors shall have maintained and held in good standing all of their operating licenses, certificates and other regulatory authorizations and approvals necessary to operate the Utility’s business with no pending revocations of any such license, certificate, approval or authorization or open proceedings contemplating such revocation.

5.    Termination. The Backstop Party may terminate this Backstop Commitment Letter, solely as to itself, by written notice to the general counsel of the Debtors, on or after the occurrence of any of the following:

a.    the Backstop Party has not approved, in its sole discretion, the Plan Term Sheet;

b.    if, at any time after the execution of this Backstop Commitment Letter by the Debtors, the Debtors shall not have valid and enforceable Backstop Commitments from Existing Shareholders on the same terms and conditions as set forth in this Backstop Commitment Letter that in the aggregate result in total backstop commitments equal to the size of the Rights Offering less the total amount of Additional Capital Sources;

c.    the Plan, on terms and conditions consistent with the Plan Term Sheet, and the Disclosure Statement shall not have been filed on or before the later of (i) August 31, 2019 or (ii) if the Debtors have executed this Backstop Commitment Letter prior to August 31, 2019, September 30, 2019;

d.    the Plan or any Plan Document filed with the Bankruptcy Court at any time is inconsistent with the Plan Term Sheet or not approved by the Backstop Party;

e.    the Confirmation Order, in form and substance reasonably acceptable to the Backstop Party, has not been entered by the Bankruptcy Court on or before June 30, 2020;

f.    the Effective Date shall not have occurred on or before 60 days after entry of the Confirmation Order;

g.    the failure of any condition set forth in Section 4 that has not been waived by the Backstop Party;

h.    the occurrence of any material postpetition fires in the Debtors’ service area;

i.    the occurrence of a Material Adverse Effect;

j.    the failure of either of the Debtors to operate their business in the ordinary course of business and consistent with their historical practices;

k.    there is in effect an order (whether permanent or preliminary) of a governmental authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of any of the transactions contemplated by the Plan Term Sheet or the Plan, or any law, statute, rule, regulation or ordinance is adopted that makes consummation of the transactions contemplated by the Plan Term Sheet or the Plan illegal or otherwise prohibited; or

l.    the occurrence or discovery of any state of facts, change, event, development, circumstance or condition that causes any of the conditions precedent set forth in the Plan Term Sheet, the Plan or the Plan Documents to not be capable of being satisfied.

Upon termination of this Backstop Commitment Letter by the Backstop Party (such terminating Backstop Party, a “Terminating Backstop Party”) pursuant to any of Section 5(a) through (l), this Backstop Commitment Letter shall be void and of no further force or effect solely with respect to such Terminating Backstop Party, such Terminating Backstop Party shall be released from its Backstop Commitments, undertakings and agreements under or related to this Backstop Commitment Letter, including its Backstop Commitment, except as explicitly provided herein and there shall be no liability or obligation on the party of such Terminating Backstop Party hereunder, except as expressly provided herein.

This Backstop Commitment Letter shall automatically terminate in the event that the Debtors have not returned a counter-signed copy of this Backstop Commitment Letter agreeing to its terms on or before August 31, 2019.

6.    Assignment. This Backstop Commitment Letter (a) is not assignable by the Backstop Party, and any purported assignment shall be null and void ab initio; provided, however, Backstop Party may assign its Backstop Commitment, in whole or in part, to (i) another Backstop Party, (ii) an affiliate of the Backstop Party or (iii) an investment fund or separately managed account the primary investment advisor or sub advisor to which is a Backstop Party or an affiliate thereof, to the extent such assignee Backstop Party agrees in writing to assume all obligations hereunder of such Backstop Party in connection with such Backstop Commitment, and (b) is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person or entity other than the parties hereto. Notwithstanding the foregoing, a Backstop Party may assign all or any portion of its obligations hereunder to a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act of 1933, as amended), without the consent of any party, provided, however, that such assignee shall not own, on a pro forma basis, more than the amount of common stock of PG&E that would limit the Debtors’ ability to utilize their net operating losses.

7.    Entire Agreement. This Backstop Commitment Letter, including all exhibits and schedules hereto, constitutes the entire understanding among the parties hereto with respect to the subject matter hereof and replaces and supersedes all prior agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof and shall become effective and binding upon the mutual exchange of fully executed counterparts by each of the parties hereto.

8.    Governing Law; Consent to Jurisdiction; Waiver of Jury Trial. This Backstop Commitment Letter shall be governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to the principles of conflict of laws that would require the application of the law of any other jurisdiction. By its execution and delivery of this Backstop Commitment Letter, each of the parties hereto irrevocably and unconditionally agrees for itself that any legal action, suit or proceeding against it with respect to any matter under or arising out of or in connection with this Backstop Commitment Letter or for recognition or enforcement of any judgment rendered in any such action, suit or proceeding, may be brought in the Bankruptcy Court. By execution and delivery of this Backstop Commitment Letter, each of the parties hereto irrevocably accepts and submits itself to the exclusive jurisdiction of the Bankruptcy Court with respect to any such action, suit or proceeding. EACH PARTY HERETO UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING REFERRED TO ABOVE.

9.    Amendment; Waiver; Counterparts. This Backstop Commitment Letter may not be amended or waived except in writing signed by the Backstop Party hereto, and confirmed in writing by the Company. This Backstop Commitment Letter may be executed in any number of counterparts, each of which will be an original, and all of which, when taken together, will constitute one agreement. Delivery of an executed counterpart of this Backstop Commitment Letter by e-mail or portable document format (PDF) will be effective as delivery of a manually executed counterpart of this Backstop Commitment Letter.

10.    Notices. All notices required or permitted to be given under this Backstop Commitment Letter, unless otherwise stated herein, shall be given at the addresses specified below, or at such other address or addresses as a party may designate for itself in writing:

If to the Backstop Party, to the name and address located on the Backstop Party’s signature page to this Backstop Commitment Letter.

If to the Debtors:

PG&E Corporation

77 Beale Street

P.O. Box 770000

San Francisco, California 94177

Attention: Mr. John Simon, General Counsel

with a copy to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

Attention: Stephen Karotkin

11.    No Liability. Notwithstanding anything that may be expressed or implied in this Backstop Commitment Letter, each party hereto acknowledges and agrees that no person other than the Backstop Party (and it permitted assigns) shall have any obligation hereunder (subject to the limitations provided herein) or in connection with the transactions contemplated hereby and that (a) notwithstanding that any Backstop Party may be a partnership, limited partnership or limited liability company, no recourse (whether at law, in equity, in contract, in tort or otherwise) hereunder or under any document or instrument delivered in connection herewith, or in respect of any oral representations made or alleged to be made in connection herewith or therewith, shall be had against any former, current or future direct or indirect equity holder, controlling person, general or limited partner, shareholder, member, investment manager or adviser, manager, director, officer, employee, agent, affiliate, assignee, representative or financing source of any of the foregoing) (any such person or entity, other than such Backstop Party, a “Related Party”) or any Related Party of any such Related Party, including, without limitation, any liabilities arising under, or in connection with, the Plan Term Sheet, the Plan or this Backstop Commitment Letter and the transactions contemplated thereby and hereby, or in respect of any oral representations made or alleged to be made in connection therewith or herewith), whether by the enforcement of any judgment or assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law and (b) no personal liability whatsoever will attach to, be imposed on or otherwise be incurred by any Related Party of the Backstop Party or any Related Party of any such Related Party under this Backstop Commitment Letter or any document or instrument delivered in connection herewith or with the Plan Term Sheet or the Plan (or in respect of any oral representation made or alleged to be made in connection herewith or therewith) or for any action (whether at law, in equity, in contract, in tort or otherwise) based on, in respect of, or by reason of such obligations hereunder or by their creation.

12.    The Backstop Party shall not be required, pursuant to the terms of this Backstop Commitment Letter, to acquire or purchase any securities or indebtedness in connection with the Rights Offering that, pursuant to the terms of a Backstop Commitment Letter or other agreement, are to be acquired or subscribed for by any other party, nor shall the Backstop Party be required, pursuant to the terms of this Backstop Commitment Letter, to pay any money or other consideration, or exchange any claims whatsoever, which are owing from, or to be transferred from or by, any other party pursuant to the terms of another Backstop Commitment Letter or other agreement. Nothing in this Backstop Commitment Letter shall be deemed to constitute a joint venture or partnership between any other person or entity nor constitute any party as the agent of any other person or entity for any purpose. For the avoidance of doubt, no Backstop Party shall, nor shall any action taken by a Backstop Party hereunder, be deemed to be acting in concert or as any group with any other person or entity with respect to the Backstop Commitment nor shall the Backstop Commitments hereunder create a presumption that the Backstop Party is in any way acting in concert or as a group with any other person or entity whether as a result of this commitment or otherwise.

13.    Each party hereto confirms that it has made its own decision to execute this Backstop Commitment Letter based upon its own independent assessment of documents and information available to it, as it has deemed appropriate.

14.    Except as expressly provided in this Backstop Commitment Letter, (a) nothing herein is intended to, or does, in any manner waive, limit, impair or restrict the ability of each party hereto to protect and preserve its rights, remedies and interests, including, without limitation, any claims against or interests in any of the Debtors or other parties, or its full participation in any bankruptcy proceeding, and (b) the parties hereto each fully preserve any and all of their respective rights, remedies, claims and interests as of the date hereof and upon a termination of this Backstop Commitment Letter. Further, nothing in this Backstop Commitment Letter shall be construed to prohibit any party hereto from appearing as a party-in-interest in any matter to be adjudicated in the Chapter 11 Cases, so long as such appearance and the positions advocated in connection therewith are consistent with this Backstop Commitment Letter, the Plan Term Sheet and the Plan, and are not for the purpose of, and could not reasonably be expected to have the effect of, hindering, delaying or preventing the consummation of the transactions contemplated by the Plan Term Sheet and the Plan.

Sincerely,

Backstop Party:

Knighthead Capital Management, LLC, solely on behalf of certain funds and accounts it managed and/or advises

By:	/s/ Thomas A. Wagner
Name:	Thomas A. Wagner
Title:	Managing Member

Notice Information:

Knighthead Capital Management, LLC, solely on behalf of certain funds and accounts it managed and/or advises
Attention: Laura Torrado
1140 6th Ave., #12
New York, NY 10036

Accepted and agreed this      day of             , 2019, by:

PG&E CORPORATION

By:
Name:	[●]
Title:	[●]

EXECUTION VERSION

Exhibit A

Mandatory Preferred Stock Term Sheet

Term Sheet for

5.00% Mandatory Convertible Preferred Stock

Issuer:	PG&E Corporation (“PG&E”)

Title of Securities:	5.00% Mandatory Convertible Preferred Stock of PG&E (the “Mandatory Convertible Preferred Stock”)

Shares of Mandatory Convertible Preferred Stock Offered by PG&E:	Up to [●] shares

Offering Price:	$1,000 per share of the Mandatory Convertible Preferred Stock

Issue Date:	The Effective Date of the Plan

Liquidation Preference:	$1,000 per share

Dividends:	5.00% of the Liquidation Preference of $1,000 per share of the Mandatory Convertible Preferred Stock per year (equivalent to $50 per annum per share), when, as and if declared by PG&E’s board of directors or an authorized committee thereof, payable in cash or, by delivery of additional shares of Mandatory Convertible Preferred Stock or any combination of cash and shares of Mandatory Convertible Preferred Stock, as determined by PG&E in its sole discretion

Floor Price:	95% of the Initial Price, subject to standard ant-dilution adjustments

Dividend Payment Dates:	If declared, January 1, April 1, July 1 and October 1 of each year, commencing on (TBD)

Dividend Record Dates:	The March 15, June 15, September 15 and December 15 immediately preceding the next dividend payment date

Redemption:	The Mandatory Convertible Preferred Stock will not be redeemable

Initial Price:	80% of the Baseline Share Price (as defined in Exhibit B)

Threshold Appreciation Price:	110% of the Initial Price, subject to standard ant-dilution adjustments

Mandatory Conversion Date:	1/8th of the Mandatory Convertible Preferred Stock will convert into PG&E Common Stock 90, 180, 270, 360, 450, 540, 630, and 720 days from Issue Date

Conversion Rate:	Upon conversion on the Mandatory Conversion Date, the conversion rate for each share of the Mandatory Convertible Preferred Stock will be not more than [●] shares of Common Stock (the “Maximum Conversion Rate”) and not less than [●] shares of Common Stock (the “Minimum Conversion Rate”), depending on the Applicable Market Value of the Common Stock subject to standard anti-dilution adjustments. The following table illustrates the conversion rate per share of the Mandatory Convertible Preferred Stock:

Applicable Market Value of the Common Stock	Conversion rate (number of shares of Common Stock to be received upon conversion of each share of the Mandatory Convertible Preferred Stock)
Greater than 110% of the Initial Price (which is the Threshold Appreciation Price)	[●] shares (approximately equal to $1,000 divided by the Threshold Appreciation Price)

Equal to or less than the Threshold Appreciation Price but greater than or equal to the Floor Price	Between [●] and [●] shares, determined by dividing $1,000 by the applicable market value of the Common Stock

Less than 95% of the Initial Price (which is the Floor Price)	[●] shares (approximately equal to $1,000 divided by the Floor Price)

Applicable Market Value:	The “Applicable Market Value” shall be the 10-trading day VWAP immediately preceding the applicable Mandatory Conversion Date

Conversion at the Option of the Holder:	At any time prior to final Mandatory Conversion Date, holders of the Mandatory Convertible Preferred Stock have the option to elect to convert their shares of the Mandatory Convertible Preferred Stock in whole or in part (but in no event less than one share of the Mandatory Convertible Preferred Stock), into shares of Common Stock at the Minimum Conversion Rate of shares of Common Stock per share of the Mandatory Convertible Preferred. This Minimum Conversion Rate is subject to certain anti-dilution adjustments

Exhibit B

Backstop Terms

Backstop Party	Backstop Commitment Amount
Knighthead Capital Management, LLC solely on behalf of certain funds and accounts it managed and/or advises	$1,000,000,000

“Applicable Utility Index Multiple” shall mean the average normalized 2021 estimated price-to-earnings ratio of the U.S. regulated utilities in the S&P 500 Utilities (Sector) Index (after excluding AES, EIX, EXC, NRG, PEG, and PPL) over the 20-day trading period before Effective Date per Capital IQ Consensus Estimates.

“Backstop Commitment Fee” shall mean a commitment fee equal to 1.0% of the total Backstop Commitment Amount as of the date on which the Debtors execute this Backstop Commitment Letter that shall be paid in New Common Stock, which amount shall be determined using the Backstop Price.

“Backstop Funding Fee” shall mean a funding fee of 2.0% of the amount of the Backstop Commitment actually funded by the Backstop Party that shall be paid in New Common Stock, which amount shall be determined using the Backstop Price.

“Backstop Price” will be calculated on a per share basis as 57.5% of the Baseline Share Price.

“Baseline Share Price” shall mean the (a) Applicable Utility Index Multiple, multiplied by (b) PG&E 2021E Net Income, divided by (c) the fully diluted shares outstanding at the Effective Date, including the New Common Stock.

“PG&E 2021E Net Income” shall mean PG&E’s forecasted 2021 net income, excluding the impact of restructuring expenses, financing fees, changes in reserves for fire claims, and any other projected amounts that are not normally incurred by a utility.